

June 22, 2011

Via E-mail
Scott D. Hoffman, Esq.
General Counsel
Lazard Group LLC
30 Rockefeller Plaza
New York, New York 10020

> **Re:** **Lazard Group LLC**
> **Registration Statement on Form S-3**
> **Filed May 26, 2011**
> **File No. 333-174547**

Dear Mr. Hoffman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that the debt securities may be exchangeable for registered Class A common stock. Please tell us what consideration you have given to registering the underlying Class A common stock. Please refer to Securities Act Sections Compliance Disclosure Interpretations Question 139.01 available on our website at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm.

2. Please tell us your basis for determining that you meet the transaction requirements to register your offering on Form S-3 at this time.

Item 16. Exhibits, page II-1

3. We note your disclosure regarding the filing of Exhibit 25.1. If you will rely on Section 305(b)(2) to designate the trustee on a delayed basis, please confirm to us and revise your

disclosure to reflect that you will separately file the Form T-1 under the electronic form type "305B2". Please refer to Trust Indenture Act Compliance and Disclosure Interpretations Question 206.01 available on our website at http://sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Item 17. Undertakings, page II-2

4. We note that you have included the undertaking required by Item 512(a)(5)(i), suggesting that you are relying on Rule 430B of Regulation C. If you are not eligible to register this offering on Form S-3, then Rule 415(a)(1)(x) and Rule 430B would not be available, and you would have to include the undertaking in Item 512(a)(5)(ii) for offerings under Rule 430C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3765 if you have any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Erik R. Tavzel, Esq.